FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of October 2003

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐	No ☒

SIGNATURE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2003	GEMPLUS INTERNATIONAL S.A.

	By:	/s/ Stephen Juge Name: Stephen Juge Title: Executive Vice President and General Counsel

DENVER HEALTH EMPLOYEES USE GEMPLUS SMART CARDS
TO SECURELY ACCESS HOSPITAL NETWORK

Gemplus delivers cost-effective secure network access to Denver Health in less than three weeks

Luxembourg; Horsham, Pennsylvania — October 7, 2003 — Gemplus International S.A. (Euronext Paris SA: GEPL.PA; Sicovam: 005768; NASDAQ: GEMP), the world’s leading provider of smart card solutions, today announces the delivery of smart cards and software to Denver Health, allowing employees to securely access patient information across its healthcare network. Interlink Group consultants working close with Denver Health department were able to integrate Gemplus smart cards utilizing Active Directory certificates to provide a Single Sign-on solution. Gemplus smart cards allowed Denver Health to develop a solution that was cost-effective and allowed for the implementation to be completed within three weeks.

“Security and authentication are critical when it comes to accessing confidential patient data online in order to meet our June launch deadline, we had to find a smart card company that could deliver and deploy its technology in less than four weeks,” explains David Boone Systems Project Manager.

Gemplus’ smart cards helped Denver Health comply with HIPAA regulations by allowing physicians, nurses, and staff to access hospital computer systems with a single sign-on. This eliminates the security risk of employees sharing passwords, and thereby protects Denver Health’s sensitive patient information from unauthorized access. By using smart cards, Denver Health will benefit from two-factor authentication, which combines the traditional “something you know” (Password or PIN), with “something you have” (the badge or card), enabling greater security than traditional username/passwords.

“Denver Health stands prominently among a growing list of American companies that recognize the intrinsic security, convenience, and multi-application benefits of smart card technology for employee identification. The smart card’s unique authentication capabilities provide robust protection of confidential information, which is a top concern for hospitals as they work to streamline and secure medical data access and exchange,” says Dave Ludin, VP of Sales and Solutions for Gemplus’ Financial and Security Services business unit in North America. “Gemplus is extremely proud to work with Denver Health on this important project, which sets the stage for other hospitals and health organizations to weave smart card technology into their security strategies.”

The Denver Health network security solution uses Gemplus’ SafesITe solution, consisting of GemSAFE smart cards and GemSAFE Libraries software, coupled with smart card-ready PCs that incorporate Gemplus’ smart card reader technology.

–End–

About Gemplus

Gemplus International S.A.(Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source 2002: Gartner-Dataquest, Frost & Sullivan, Datamonitor.) It has the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Identity, WLAN, Pay-TV, e-government, access control, and a wealth of other applications.

Gemplus’ revenue in 2002 was 787 million Euros.

www.gemplus.com

About Denver Health

Denver Health, formerly known as Denver General Hospital, integrates acute hospital and emergency care with public and community health and includes the regional trauma center, Denver’s 911 emergency medical response system, Denver Health Paramedic Division, 9 family health centers, 11 school-based health clinics, the Rocky Mountain Poison and Drug Center, NurseLine, Correctional Care, Denver CARES, Denver Public Health, Denver Health Foundation and the Rocky Mountain Center for Medical Response to Terrorism, Mass Casualties and Epidemics.

www.denverhealth.org

©2003 Gemplus. All rights reserved. Gemplus, the Gemplus logo, SafesITe, and GemSAFE are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

For further information, contact:

Kerry Butler
Gemplus
Tel: +1 (215) 390-2840
Email: kerry.butler@gemplus.com

Mostafa Razzak
Edelman Public Relations
Tel: +1 (212) 704 8245
Email: mostafa.razzak@edelman.com

Dee Martinez
Denver Health
Tel: 303-436-6615